APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

PUPS Pet Club LLC - Series 850 N State
Balance Sheet - unaudited
For the period ended 5/15/22

	Current Period	Prior Period
	15-May-22	31-Dec-21
ASSETS		
Current Assets:		
Cash	$ 100,000.00	$ -
Petty Cash	-	-
Accounts Receivables	-	-
Inventory	-	-
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	100,000.00	-
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	-	-
Computer Equipment	-	-
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	-	-
Other Assets:		
Other Assets	-	-
Total Other Assets	-	-
TOTAL ASSETS	$ 100,000.00	$ -
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ -
Business Credit Cards	-	-
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Other Liabilities	-	-
Current Portion of Long-Term Debt	-	-
Total Current Liabilities	-	-

Long-Term Liabilities:

Notes Payable		-		-
Mortgage Payable		-		-
Less: Current portion of Long-term debt		-		-
Total Long-Term Liabilities		-		-

EQUITY

Capital Stock/Partner's Equity		100,000.00		-
Opening Retained Earnings		-		-
Dividends Paid/Owner's Draw		-		-
Net Income (Loss)		-		-
Total Equity		100,000.00		-
TOTAL LIABILITIES & EQUITY	$	**100,000.00**	$	-
Balance Sheet Check		-		-

I, Daniel Rubentein, certify that:

1. The financial statements of PUPS Pet Club LLC - Series 850 N State included in this Form are true and complete in all material respects; and
2. The tax return information of PUPS Pet Club LLC - Series 850 N State has not been included in this Form as PUPS Pet Club LLC - Series 850 N State was formed on 04/25/2022 and has not filed a tax return to date.

Signature   *Daniel Rubentein*

Name: Daniel Rubentein

Title: CEO